

21001407

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-44118

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20   AND ENDING 12/31/20

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taglich Brothers, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

37 Main Street

(No. and Street)

Cold Spring Harbor	NY	11724
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael N. Taglich   631-757-1500

                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC

                                  (Name – *if individual, state last, first, middle name*)

517 Route One, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Michael N. Taglich _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taglich Brothers, Inc. _____, as of December 31 _____, 20 20 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Taglich Brothers, Inc.

Financial Statements

and Supplementary Information

For The Year Ended December 31, 2020

TAGLICH BROTHERS, INC.
DECEMBER 31, 2020

TABLE OF CONTENTS

                                                                              Page

Report of Independent Registered Public Accounting Firm

Financial Statements

Statement of Financial Condition at December 31, 2020   1

Statement of Operations for the Year Ended December 31, 2020   2

Statement of Changes in Stockholders' Equity for the Year
Ended December 31, 2020   3

Statement of Cash Flows for the Year Ended December 31, 2020   4

Notes to Financial Statements   5 - 21

Supplementary Information

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 for the
Year Ended December 31, 2020   22

Schedule II - Computation for Determination of Reserve Requirement Under Rule 15c3-3
of the Securities and Exchange Commission and
Schedule III - Information Relating to the Possession or Control Requirements Pursuant to
Rule 15c3-3 of the Securities and Exchange Commission   23

Exemption Reporting

Review Report of Independent Registered Public Accounting Firm

Exemption Report for the Year Ended December 31, 2020   24



517 Route One, Suite 4103
Iselin, NJ 08830
📞 (732) 781-2712
berkower.io

Certified Public Accountants & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Taglich Brothers, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Taglich Brothers, Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Schedule I-Computation of Net Capital Pursuant to Rule 15c3-1; Schedule II-Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission; and Schedule III- Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission) ("Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2020.

Berkower LLC

Berkower LLC
Iselin, New Jersey
March 25, 2021

TAGLICH BROTHERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

ASSETS:

Cash	$	222,886
Due from clearing broker, net		767,044
Securities, at fair value		1,333,035
Customer receivables, less allowance for credit losses		686,798
Notes receivable and accrued interest - related party		241,474
Prepaid expenses and other assets		88,207
Property and equipment, net of accumulated depreciation		127,184
Operating right-of-use asset		98,418
TOTAL ASSETS	**$**	**3,565,046**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	842,595
Client advances - financial research		10,250
Operating lease liability		108,293
Note payable - PPP loan		283,100
TOTAL LIABILITIES		**1,244,238**

COMMITMENT AND CONTINGENCIES

STOCKHOLDERS' EQUITY:

Common stock, no par value, $1 stated value, 200 shares authorized, 130 shares issued and 95 shares outstanding		130
Additional paid-in capital		844,277
Retained earnings		1,576,081
Treasury stock, 35 shares held at cost		(99,680)
TOTAL STOCKHOLDERS' EQUITY		**2,320,808**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**3,565,046**

The accompanying notes are an integral part of these financial statements.

TAGLICH BROTHERS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES:

Private placement and investment banking income	$	2,723,893
Asset management fees		747,938
Financial advisory income		761,041
Unrealized losses on principal transactions		(237,895)
Commissions		235,685
Financial research and internet website listings		222,250
Interest and dividend income		45,547
Other income		10,000
TOTAL REVENUE		4,508,459

EXPENSES:

Compensation and benefits	3,638,575
Office and other	535,447
Clearance fees, commissions, and floor brokerage	226,405
Travel, entertainment, and promotion	168,494
Professional fees	106,552
Administrative management fees - related party	103,200
Technology	64,183
Bad debt expense	63,250
Rent	43,875
Regulatory fees	23,864
Dues and subscriptions	16,203
Depreciation expense	15,440
Research expense	14,358
Interest expense	41
TOTAL EXPENSES	5,019,887

LOSS BEFORE PROVISION FOR INCOME AND FRANCHISE TAXES		(511,428)
PROVISION FOR INCOME AND FRANCHISE TAXES		4,186
NET LOSS	$	(515,614)

The accompanying notes are an integral part of these financial statements.

TAGLICH BROTHERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock
Balance, January 1, 2020	$ 2,836,422	$ 130	$ 844,277	$ 2,091,695	$ (99,680)
Net loss	(515,614)	-	-	(515,614)	-
Balance, December 31, 2020	$ 2,320,808	$ 130	$ 844,277	$ 1,576,081	$ (99,680)

The accompanying notes are an integral part of these financial statements.

3

TAGLICH BROTHERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(515,614)
Adjustments to reconcile net income to net cash		
used for operating activities:		
Bad debt expense		63,250
Depreciation expense		15,440
Increase in accrued interest on related party notes receivable		(9,532)
Unrealized losses on principal transactions		237,895
Noncash private placement and investing banking income		(990,872)
Noncash private placement and investing banking costs and expenses		990,872
Noncash lease expense		38,856
(Increase) decrease in operating assets:		
Decrease in due from clearing broker		176,713
Increase in securities, at fair value		(316,191)
Decrease in customer receivables		1,561,238
Decrease in prepaid expenses and other current assets		74,983
Increase (decrease) in operating liabilities:		
Decrease in accounts payable and accrued expense		(1,747,052)
Decrease in client advances - financial research		(10,000)
Decrease in operating lease liability		(28,981)
NET CASH USED FOR OPERATING ACTIVITIES		(458,995)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from collections of notes receivable - related party		276,000
Purchase of equipment		(122,489)
NET CASH PROVIDED BY INVESTING ACTIVITIES		153,511
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from PPP Loan		283,100
NET CASH PROVIDED BY FINANCING ACTIVITIES		283,100
NET DECREASE IN CASH		(22,384)
CASH AT BEGINNING OF YEAR		245,270
CASH AT END OF YEAR	$	222,886
SCHEDULE OF NONCASH ACTIVITIES:		
Operating right-of-use asset	$	137,274
Operating lease liability	$	137,274
SUPPLEMENTAL CASH FLOWS DISCLOSURES:		
Cash paid during the year for:		
Interest	$	41
Income taxes	$	5,486

The accompanying notes are an integral part of these financial statements.

4

TAGLICH BROTHERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

1 - ORGANIZATION

Taglich Brothers, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is also registered with the SEC under the Investment Advisors Act of 1940. The Company's principal business activities are performing financial research and analysis, acting as a broker-dealer of securities and engaging in investment banking services. The Company is located in Cold Spring Harbor, New York.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are primarily used to (1) value allowance for credit losses for website research; (2) value level three securities and (3) calculate stock compensation.

Customer Receivables

On January 1, 2020 the Company adopted ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326)," along with related clarifications and improvements. This pronouncement requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company adopted the standard using the modified-retrospective approach as of the effective date. The modified retrospective approach requires an entity to recognize a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which this guidance is effective. As of January 1, 2020, the adoption of this standard did not result in a change to retained earnings.

The Company carries its customer receivables at cost, less an allowance for credit losses. On a periodic basis, the Company evaluates its customer receivables and establishes an allowance for credit losses, based on a history of past write-offs and collections and current credit conditions. See Note 5.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Revenue Recognition</u>

The Company accounts for revenue under the provisions of ASC Topic 606, "Revenue from Contracts with Customers" ("ASC 606"). Under ASC 606, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts.

The following table presents our total revenues separated for revenues from contracts with customers and other sources of revenues:

Revenues from contracts with customers:	
Private placement and investment banking income	$ 2,723,893
Asset management fees	747,938
Financial advisory income	761,041
Commissions	235,685
Financial research and internet website listings	222,250
Total revenue from contracts with customers	4,690,807
Other sources of revenue:	
Principal transactions	(237,895)
Interest and dividend income	45,547
Other income	10,000
Total other sources of revenue	(182,348)
Total revenues	$ 4,508,459

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

In general, the Company applies the following steps when recognizing revenue from contracts with customers: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when a performance obligation is satisfied.

The following provides detailed information on the recognition of our revenues from contracts with customers:

Private placement and investment banking income: The Company provides underwriting and placement agent services in both the equity and debt markets, including private equity placements, initial public offerings, follow-on offerings and equity-linked convertible securities transactions and structuring, underwriting and distributing private debt. Private placement and investment banking income is recognized as revenue upon completion of the underlying transaction based on the terms of the agreement. Any expenses reimbursed by our clients are recognized as investment banking income.

Costs associated with these transactions are recognized when incurred.

Asset management fees: The Company earns asset management fees in connection with investment advisory services provided to various funds and accounts. Management fees are determined at the beginning of the quarter based on the value of the account. The Company is currently recording one-third of the fee in each month of the quarter.

Financial advisory income: Fees from financial advisory assignments are recognized as revenue when the services related to the underlying transactions are completed under the terms of the agreement. If the agreement requires monthly advisory services to be performed, the Company recognizes revenue on a monthly basis as the fees are received.

Commissions: The Company earns commission revenue by executing, settling and clearing transactions for clients through its clearing broker. Trade execution and clearing services, when provided together; represent a single performance obligation, as the services are not separately identifiable in the context of the contract. Commission revenues are recognized at a point in time on the trade-date and are generally received on the settlement date.

Financial research and internet website listings: The Company enters into agreements with entities to provide research reports on its website so investors can make informed investment decisions. According to these agreements, the Company is obligated to post an initial research report and provide quarterly updates thereafter for each entity. Each entity remits an initial deposit and a monthly payment according to its related agreement. These payments are initially classified as client advances – financial research, and are recognized as revenue as the research report is released for each entity.

Principal transactions: Transactions in proprietary securities and related revenue and expenses are recorded on a trade date basis. Realized and unrealized changes in fair value are recognized in principal transactions in the period in which the change occurs.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Information on Remaining Performance Obligations

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. These performance obligations generally relate to the service fee income and are expected to be resolved within three months or less as of December 31, 2020.

Remaining performance obligations are services that the Company has committed to perform in the future in connection with its contracts with clients. The Company's remaining performance obligations are generally related to its financial advisory agreements and asset management agreements. Revenues associated with remaining performance obligations relating to financial advisory agreements cannot be determined until the outcome of the transaction. For the Company's asset management agreements, where fees are calculated based on the net asset value of the fund or separately managed account, future revenues associated with remaining performance obligations cannot be determined as such fees are subject to fluctuations in the market value of investments held by the fund or separately managed account.

Contract Balances

The timing of the revenue recognition may differ from the timing of payment by the customers. The Company records a receivable when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue (client advances) until the performance obligations are satisfied.

Net receivables related to revenues from contracts with customers amounted to $686,798 at December 31, 2020. Client advances amounted to $10,250 at December 31, 2020. The Company recognized revenue of $20,250 in the year ended December 31, 2020 that was included in client advances at December 31, 2019.

Contract Costs

The Company does not incur any contract costs with the exception of those included in the contract and incurred by its registered representatives.

Disaggregation of Revenue

The Company does not disaggregate revenue other than by product line, as it does not believe any further disaggregation provides meaningful information about its financial performance or position.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

The Company accounts for leases under the provisions of ASC Topic 842, "Leases" ("ASC 842"). The standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months and classify as either operating or finance leases. The provisions of ASC 842 had a significant effect on the Company's statement of financial condition resulting in increased assets and liabilities.

In accordance with ASC 842, at the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present and the classification of the lease including whether the contract involves the use of a distinct identified asset, whether the Company obtains the right to substantially all the economic benefit from the use of the asset, and whether the Company has the right to direct the use of the asset. Leases with a term greater than one year are recognized on the balance sheet as ROU assets and lease liabilities. The Company has elected not to recognize on the balance sheet leases with terms of one year or less under practical expedient in paragraph ASC 842-20-25-2. For contracts with lease and non-lease components, the Company has elected not to allocate the contract consideration and to account for the lease and non-lease components as a single lease component.

Lease liabilities and their corresponding ROU assets are recorded based on the present value of lease payments over the expected lease term. The implicit rate within the Company's operating leases are generally not determinable and, therefore, the Company uses the incremental borrowing rate at the lease commencement date to determine the present value of lease payments. The determination of the Company's incremental borrowing rate requires judgment. The Company determines the incremental borrowing rate for each lease using its estimated borrowing rate, adjusted for various factors including level of collateralization, term and currency to align with the terms of the lease. The operating lease ROU asset also includes any lease prepayments, offset by lease incentives.

An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain the Company will exercise that option. An option to terminate is considered unless it is reasonably certain the Company will not exercise the option.

Valuation of Securities

The Company's securities are stated at fair value in accordance with FASB ASC 820, "Fair Value Measurements and Disclosures." See Note 6 for discussion of fair value measurements.

9

TAGLICH BROTHERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Expenditures that enhance the useful lives of the assets are capitalized and depreciated. Maintenance and repairs are expensed as incurred. When properties are retired or otherwise disposed of, related costs and related accumulated depreciation are removed from the accounts.

Useful lives are as follows:

Equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	Life of lease

Income Taxes

The Company, with the consent of its stockholders, has elected to be an S corporation for federal and New York State purposes. As an S corporation, the Company is not subject to federal or New York State income taxes but is liable for state franchise taxes. Accordingly, no provision for federal and New York income taxes has been reflected in the accompanying financial statements. Instead, the taxable income or loss is allocated to the stockholders.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05 (the "Subtopic"). The Subtopic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Subtopic prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Subtopic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2020, the Company had no material unrecognized tax benefits.

The Company files federal and New York State income tax returns and filed New York City income tax returns through 2019. The Company is no longer subject to federal, New York State and New York City examinations by tax authorities for the years before 2017.

Impact of Covid

On March 11, 2020, the World Health Organization announced that infections caused by the coronavirus disease of 2019 ("COVID-19") had become pandemic, and on March 13, 2020, the U.S. President announced a national emergency relating to the disease. National, state and local authorities have adopted various regulations and orders, including mandates on the number of people that may gather in one location and closing non-essential businesses. To date, the Company has adjusted its operations to comply with State guidelines.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impact of Covid (Continued)

Financial impacts related to COVID-19, including actions and costs in response to the pandemic, were not material to the Company's year-end December 31, 2020 financial position, results of operations or cash flows. Going forward, the Company currently expects the COVID–19 crisis not to result in a reductions to the year-end December 31, 2021 revenue and operating margins.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 25, 2021. There were no significant subsequent events or transactions, which required recognition or disclosure in the financial statements.

3 - DUE FROM CLEARING BROKER

The amount due from clearing broker of $767,044 at December 31, 2020 consists of the following:

	Receivable	Payable
Receivable from clearing organization	$ 792,377	$ -
Fees and commissions payable	-	25,333
	$ 792,377	$ 25,333

The Company clears its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis.

The Company's due from clearing broker include amount receivable from unsettled trades, including amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time.

4 - OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customer's money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. In addition, the receivables from the clearing brokers are pursuant to these clearance agreements.

11

5 - CUSTOMER RECEIVABLES AND PAYABLES

Customer receivables and payables arise in connection with the Company's investment banking and website research business activities. As of December 31, 2020, customer receivables related to the investment banking business consisted of unissued warrants and preferred stock valued at $642,048. The warrants were valued using the Black Scholes Model as of the date of the closing of each related private placement and were revalued as of December 31, 2020. The preferred stock was valued at fair value.

As of December 31, 2020, customer receivables related to the website research and the financial advisory business were $108,250. The Company estimated an allowance for credit losses to be $63,500 at December 31, 2020.

Included in accounts payable and accrued expenses is $753,583 of accrued stock compensation that is payable to the Company's representatives as of December 31, 2020.

6 - FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in inactive markets;

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means;

- If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

TAGLICH BROTHERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

6 - FAIR VALUE MEASUREMENTS (CONTINUED)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020.

Common Stock

Common stock that is listed on a securities exchange or that are traded on a listed market are fair valued at their last sale price on the measurement date on the largest securities exchange or listed market on which such securities are traded.

The fair value of common stock that is not listed on an exchange and that is not traded on a listed market, and for which no external pricing services or broker-dealer quotations is available, is estimated in good faith by the Company. The Company has one investment in a private operating company whose shares do not trade on established exchanges. At December 31, 2020, the investment in the one common stock of $241,530 was estimated in good faith by the Company.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, all securities that are measured at fair value on a recurring basis as of December 31, 2020.

	Level 1	Level 2	Level 3	Total
Common stock:				
Service	$ 134,900	$ -	$ -	$ 134,900
Consumer goods	272,020	-	-	272,020
Industrial	389,359	-	-	389,359
Technology	292,991	-	241,530	534,521
Other	2,235	-	-	2,235
Total Common Stock	1,091,505	-	241,530	1,333,035
Total	$ 1,091,505	$ -	$ 241,530	$ 1,333,035

Level 3 Information

There were no purchases or sales of level 3 securities for the year ended December 31, 2020. In the year ended December 31, 2020, there was one transfer from level 1 to level 3. The Company valued its investment in the level 3 common stock based upon an independent appraisal of the investee as of July 31, 2020. The estimated fair market value of the common stock was $0.71 per share.

13

7 - CONCENTRATIONS OF CREDIT RISK

Cash

The Company maintains its cash balance at one financial institution, which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At various times during the year, such balance may exceed insured amounts. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account.

Customer Receivables and Total Revenue

One customer accounted for approximately 93% of net customer receivables at December 31, 2020.

Three customers accounted for approximately 50% of the Company's revenue for the year ended December 31, 2020.

8 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following at December 31, 2020:

Equipment	$	57,731
Furniture and fixtures		49,768
Leasehold improvements		36,956
		144,455
Less: accumulated depreciation		17,271
	$	**127,184**

Depreciation expense totaled $15,440 for the year ended December 31, 2020.

9 - NOTE PAYABLE - PPP LOAN

On May 1, 2020, the Company received a loan totaling $283,100 related to its filing under the Paycheck Protection Program and Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). The loan is evidenced by a note. At least 60% of the proceeds of the loan must be used for payroll and payroll-related costs, in accordance with the applicable provisions of the federal statute authorizing the loan program administered by the Small Business Administration ("SBA") and the rules promulgated thereunder.

9 - NOTE PAYABLE - PPP LOAN (CONTINUED)

The payment terms of the note include the following:

1. The note bears interest at the rate of 1% per annum and matures on May 1, 2022.
2. No payments during the deferral period, which is defined as the six-month period beginning on the date of the note of May 1, 2020.
3. Commencing one month after the expiration of the deferral period, and continuing on the same day of each month thereafter until the maturity date, the Company shall pay to BNB Bank (the "Lender"), monthly payments of principal and interest, each in such equal amount required to fully amortize the principal amount outstanding on the note on the last day of the deferral period by the maturity date of May 1, 2022.
4. On the maturity date, the Company shall pay the Lender any and all unpaid principal plus accrued and unpaid interest plus interest accrued during the deferral period.
5. Payments shall be allocated as follows: (1) to interest accrued to the day the Lender received the payment; (2) to bring principal current and (3) to any remaining balance to reduce principal.
6. The Company may prepay this note at any time without payment of any premium.

The Company has elected to treat the note as debt under FASB ASC 470. As such, the Company will derecognize the liability only when the note is forgiven in whole or in part and the Company is legally released or repays the loan.

The Lender is participating in the Paycheck Protection Program to help businesses impacted by the economic impact from COVID-19. Forgiveness of this loan is only available for principal that is used for the limited purposes that qualify for forgiveness under the SBA requirements, and that to obtain forgiveness, the Company must request it and must provide documentation in accordance with SBA requirements, and certify that the amounts the Company is requesting to be forgiven qualify under those requirements. Forgiveness of the note is dependent upon approval of the SBA and while the Company expects forgiveness of this Loan under the current terms of requirement by the SBA, there can be no assurance or certainty that forgiveness will in fact occur. The Company filed for loan forgiveness in January 2021.

At December 31, 2020, the Company owes the Lender $283,100.

On January 29, 2021, the Company received a second loan totaling $262,675 related to its filing under the CARES Act. The loan is evidenced by a note. At least 60% of the proceeds of the loan must be used for payroll and payroll-related costs, in accordance with the applicable provisions of the federal statute authorizing the loan program administered by the SBA and the rules promulgated thereunder.

9 - NOTE PAYABLE - PPP LOAN (CONTINUED)

The payment terms of the second note include the following:

1. The note bears interest at the rate of 1% per annum and matures on January 29, 2026.
2. No payments during the deferral period, which is defined as the six-month period beginning on the date of the note of January 29, 2021.
3. Commencing one month after the expiration of the deferral period, and continuing on the same day of each month thereafter until the maturity date, the Company shall pay to the Lender, monthly payments of principal and interest, each in such equal amount required to fully amortize the principal amount outstanding on the note on the last day of the deferral period by the maturity date of January 29, 2026.
4. On the maturity date, the Company shall pay the Lender any and all unpaid principal plus accrued and unpaid interest plus interest accrued during the deferral period.
5. Payments shall be allocated as follows: (1) to interest accrued to the day the Lender received the payment; (2) to bring principal current and (3) to any remaining balance to reduce principal.
6. The Company may prepay this note at any time without payment of any premium.

10 - RELATED PARTY TRANSACTIONS

Administrative Management Fees

The Company entered into an expense sharing agreement, and pays a monthly administrative management fee to an affiliated corporation. Administrative management fees of $103,200 were incurred during the year ended December 31, 2020.

Commissions and Underwriting Income

The Company received commissions and underwriting income of $2,723,893 and monitoring fees of $300,000 during the year ended December 31, 2020 related to certain investment banking transactions in which the officers or certain employees of the Company are either stockholders or directors of the companies for which funds were raised. The commissions and underwriting income are classified as part of private placement and investment banking income and the monitoring fees are classified as part of financial advisory income in the statement of operations.

10 - RELATED PARTY TRANSACTIONS (CONTINUED)

Notes Receivable and Accrued Interest

The Company received notes receivable as partial payment for private placement services for an entity (the "Entity") in which officers or certain employees of the Company are either stockholders and/or directors. Notes receivable and accrued interest consisted of the following at December 31, 2020.

	Notes Receivable	Accrued Interest	Total
6% Convertible Subordinated Note	$ 182,000	$ 31,242	$ 213,242
7% Convertible Subordinated Note	28,000	232	28,232
Discounted Subordinated Note	-	-	-
	$ 210,000	$ 31,474	$ 241,474

6% Convertible Subordinated Note:

From November 23, 2016 through March 21, 2017, the Company acted as placement agent for the Entity for the private placement of subordinated convertible notes. In lieu of cash, the Company received a note in the aggregate principal amount of $382,000. The original terms of the note included the following:

1. The note was scheduled to mature on November 30, 2018.
2. Interest on the unpaid principal amount of the note accrued and was to be paid at maturity or at the Company's option, upon conversion of the note into shares of common stock of the Entity.
3. The note bore interest at the rate of 6% per annum if such interest was to be paid in cash, 8% per annum if the accrued interest on the note was converted into shares of common stock of the Entity.
4. The note could be prepaid in whole or in part at any time with the prior consent of the Company.
5. The Company had the option to convert any outstanding principal and/or accrued interest into shares of the Entity's common stock at a conversion rate of $1.50 per share.
6. The note was subordinate to the senior debt of the Entity.

In September 2018, the maturity date was extended to December 31, 2020. On September 29, 2020, the maturity date of the note was again extended to July 1, 2023. In December 2020, two of the Company's officers purchased a portion of the note (face value of $200,000) and paid the Company $200,000.

10 - RELATED PARTY TRANSACTIONS (CONTINUED)

Notes Receivable and Accrued Interest (Continued)

On January 1, 2021, a new note in the principal amount of $213,242 was issued which included the accrued interest owing at December 31, 2020. The terms of the new note include the following:

1. The note matures on July 1, 2023.
2. Interest on the unpaid principal amount of the note accrued and may be paid at maturity or at the Company's option, upon conversion of the note into shares of the common stock of the Entity.
3. The note bears interest at the rate of 6% per annum if such interest was to be paid in cash, 8% per annum if the accrued interest on the note is converted into shares of common stock of the Entity.
4. The note can be prepaid in whole or in part at any time with the prior consent of the Company.
5. The Company has the option to convert any outstanding principal and/or accrued interest into shares of the Entity's common stock at a conversion rate of $1.50 per share.
6. The note is subordinate to the senior debt of the Entity.

7% Convertible Subordinated Note:

In January 2019, the Company acted as placement agent for the Entity for the private placement of subordinated convertible notes. In lieu of cash, the Company received a note in the principal amount of $80,000. The original terms of the note included the following:

1. The note was scheduled to mature on December 31, 2020.
2. Interest on the unpaid principal amount of the note accrued and was to be paid at maturity or at the Company's option, upon conversion of the note into shares of common stock of the Entity.
3. The note bore interest at the rate of 7% per annum.
4. The note could be prepaid in whole or in part at any time with the prior consent of the Company.
5. The Company had the option to convert any outstanding principal and/or accrued interest into shares of the Entity's common stock at a conversion rate of $0.93 per share.
6. The note was subordinate to the senior debt of the Entity.

On September 29, 2020, the maturity date of the note was extended to July 1, 2023.

TAGLICH BROTHERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

10 - RELATED PARTY TRANSACTIONS (CONTINUED)

Notes Receivable and Accrued Interest (Continued)

In December 2020, two of the Company's officers purchased a portion of the note (face value of $52,000) and paid the Company $52,000. In January 2021, the Company received an interest payment of $232.

On January 1, 2021, a new note in the principal amount of $28,000 was issued. The terms of the new note include the following:

1. The note matures on July 1, 2023.
2. Interest on the unpaid principal amount of the note accrues and may be paid at maturity or at the Company's option, upon conversion of the note into shares of the common stock of the Entity.
3. The note bears interest at the rate of 7% per annum
4. The note can be prepaid in whole or in part at any time with the prior consent of the Company.
5. The Company has the option to convert any outstanding principal and/or accrued interest into shares of the Entity's common stock at a conversion rate of $0.93 per share.
6. The note is subordinate to the senior debt of the Entity.

Discounted Subordinated Note:

In May 2018, the Company acted as placement agent for the Entity for the private placement of subordinated notes. In lieu of cash, the Company received a note in the principal amount of $48,000. The original terms of the note included the following:

1. The note was scheduled to mature on May 31, 2019.
2. The note was valued and recorded at 70% of its face and the discount was amortized to interest income over the original term of the note.
3. The note bore interest at the rate of 12% per annum and was payable in cash on the last day of each calendar month.
4. The note could be prepaid in whole or in part at any time with the prior consent of the Company.
5. The note was subordinate to the senior debt of the Entity.

In 2019, the payment terms of the note were amended and the note was payable in monthly principal instalments of $4,000 plus interest at the rate of 12% per annum from July 2019 through June 2020. The note was repaid in full in 2020.

Interest income on the subordinated notes for the year ended December 31, 2020 totaled $15,964.

11 - OPERATING LEASE

On February 15, 2020, the Company's affiliate entered into a lease for its office space expiring on February 28, 2023. The affiliate received a rent holiday for the period from February 15, 2020 through April 30, 2020. The lease also provides for scheduled increases in base rent. Monthly rent over the term of the lease averages approximately $3,989.

As the lease provided for a rent holiday and provides for scheduled increases in base rent, rent expense is charged to operations using the straight-line method over the term of the lease. This results in rent expense being charged to operations at inception of the lease in excess of required lease payments. This excess is reflected as a decrease in the operating ROU asset in the accompanying statement of financial condition.

The following tables present the components of lease expense and supplemental balance sheet information relating to the operating lease as of and for the year ended December 31, 2020.

Statement of Operations Information

Operating lease cost	$	43,875

Statement of Financial Condition Information

Operating right-of-use asset	$	98,418
Operating lease liability	$	108,293

Remaining lease term (in years)	2.17
Weighted average discount rate	4.25%

Supplemental cash flow information related to the lease was as follows, for the year ended December 31, 2020:

Cash paid for amounts included in the measurement of operating lease liabilities	$	34,000

Maturities of the operating lease liability is as follows as of December 31, 2020:

Year Ending December 31,	Principal		Interest		Total	
2021	$	48,176	$	3,674	$	51,850
2022		51,321		1,566		52,887
2023		8,796		47		8,843
Total	$	108,293	$	5,287	$	113,580

12 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company has net capital of $847,762 which was $747,762 in excess of its minimum required net capital of $100,000. The Company's net capital ratio was 1.35 to 1.

13 - PROFIT SHARING PLAN

The Company has a profit sharing plan covering all of its employees who have completed six months of service. The plan allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company does not match employee contributions.

14 - CONTINGENCIES

The Company may be involved from time to time in litigation arising from the normal course of business. In management's opinion, as of the date of this report, the Company is not engaged in legal proceedings, which individually or in the aggregate are expected to have a materially adverse effect on the Company's results of operations or financial condition.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL:

Total stockholders' equity			$ 2,320,808

Less: Non-allowable assets

Securities owned, at fair value	$	740,168	
Accounts receivable, net of allowance for credit losses, in excess of commissions payable		44,750	
Notes receivable		241,474	
Other assets		215,391	
			1,241,783
Net capital before haircuts on securities positions (tentative net capital)			1,079,025

Haircuts on Securities:

Securities positions		203,422	
Undue concentration		27,841	
			231,263
Net Capital			**$ 847,762**

COMPUTATION OF
BASIC NET CAPITAL REQUIRED:

Minimum net capital required (6-2/3% of $1,145,820)	76,388
Minimum dollar net capital requirement of reporting broker/dealer	100,000
Minimum net capital requirements of broker/dealer	100,000
EXCESS NET CAPITAL	**$ 747,762**
AGGREGATE INDEBTEDNESS	**$ 1,145,820**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**1.35**

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.

See Report of Independent Registered Public Accounting Firm

TAGLICH BROTHERS, INC.
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2020

Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

As the Company does not handle customer cash or securities, the Company does not have any Reserve or Possession and Control Requirements with respect to SEC Rule 15c3-3.

Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission:

As the Company does not handle customer cash or securities, the Company does not have any Reserve or Possession and Control Requirements with respect to SEC Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

23



Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Taglich Brothers, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Taglich Brothers, Inc. (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Berkower LLC

Berkower LLC
Iselin, New Jersey
March 25, 2021

TAGLICH BROTHERS, INC.
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2020

Taglich Brothers, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the year ended December 31, 2020.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2020 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; (2) participating in underwriting as a selling group participant of corporate securities (other than mutual funds); (3) participating in private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Taglich Brothers, Inc.

I, Michael Taglich, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President

March 25, 2021

24



MEMBER: FINRA, SIPC | WWW.TAGLICHBROTHERS.COM

March 25, 2021

Berkower LLC
517 Route One, Suite 4103
Iselin, NJ 08830

In connection with your engagement to apply agreed-upon procedures to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of Taglich Brothers, Inc. (the "Company) for the year ended December 31, 2020, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

1) We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

2) We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

3) We are responsible for the presentation of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

4) As of the date of this letter, the General Assessment Reconciliation (Form SIPC-7) is presented in compliance with the applicable SIPC-7 instructions in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

5) We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes.

6) We have disclosed to you all known noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

7) We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

8) There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

9) We have responded fully to all inquiries made to us by you during the engagement.

10) No events have occurred subsequent to January 1, 2021 and through the date of this letter that would require adjustment to or modification of the General Assessment Reconciliation.

11) Your report is intended solely for the information and use of the Company and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Signature: _____

Title: President

Signature: _____

Title: Vice President

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*20*******1353*******************MIXED AADC 220
44118   FINRA   DEC
TAGLICH BROTHERS INC
37 MAIN ST
COLD SPRING HARBOR, NY 11724-1423

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ 6,748.84

   B. Less payment made with SIPC-6 filed (exclude interest)   (4,503.02)

   _____
   Date Paid

   C. Less prior overpayment applied   (0)

   D. Assessment balance due or (overpayment)   2,245.82

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $_____

   G. **PAYMENT: √ the box**
       Check mailed to P.O. Box ☑ Funds Wired ☐   ACH ☐ $ 2,245.82
       Total (must be same as F above)

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Taglich Brothers Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 16th day of Feb , 2021 .

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,508,459

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts. 237,895

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions 4,746,354

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 2,274

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 247,439

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). − 4,375

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 41

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,792

Enter the greater of line (i) or (ii) 1,792

Total deductions 247,130

2d. SIPC Net Operating Revenues $ 4,499,224

2e. General Assessment @ .0015 $ 6,748.84

(to page 1, line 2.A.)

2